

P08000032840

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

500161749845

10/21/09--01009--012 **35.00

FILED
SECRETARY OF STATE
TALLAHASSEE, FLORIDA
09 OCT 21 AM 9:26

Amend
10/22/09

<u>COVER LETTER</u>

TO: Amendment Section
     Division of Corporations

NAME OF CORPORATION: ADVENTURE ENERGY, INC.

DOCUMENT NUMBER: P08000032840

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:


Wayne Anderson
Name of Contact Person

Adventure Energy, Inc.
Firm/ Company

33 6th Street S., Suite 600
Address

St. Petersburg, FL 33701
City/ State and Zip Code

info@adventureenergy.com
E-mail address: (to be used for future annual report notification)


For further information concerning this matter, please call:

Wayne Anderson   at (727)   824-2800
Name of Contact Person   Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

☑ $35 Filing Fee	☐ $43.75 Filing Fee & Certificate of Status	☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)	☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

<table>
<tr><td>

<u>Mailing Address</u>
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

</td><td>

<u>Street Address</u>
Amendment Section
Division of Corporations
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

</td></tr>
</table>

Articles of Amendment
to
Articles of Incorporation
of

SECRETARY OF STATE
TALLAHASSEE, FLORIDA
FILED
09 OCT 21 AM 9: 26

ADVENTURE ENERGY INC.

(**Name of Corporation as currently filed with the Florida Dept. of State**)

P08000032840

(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

_____*The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

_____

_____

_____

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

_____

_____

_____

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent: _____

New Registered Office Address: _____
(*Florida street address*)

_____, Florida_____
(*City*)   (*Zip Code*)

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

_____
Signature of New Registered Agent, if changing

Page 1 of 3

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(*Attach additional sheets, if necessary*)

Title	Name	Address	Type of Action
_____	_____	_____ _____ _____	☐ Add ☐ Remove
_____	_____	_____ _____ _____	☐ Add ☐ Remove
_____	_____	_____ _____ _____	☐ Add ☐ Remove

E. If amending or adding additional Articles, enter change(s) here:
  (*attach additional sheets, if necessary*).   (*Be specific*)
Please see attached Amended and Restated Articles of Incorporation _____

_____

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
    (*if not applicable, indicate N/A*)

_____

_____

_____

_____

_____

_____

AMENDED AND RESTATED
ARTICLES OF INCORPORATION

OF

ADVENTURE ENERGY INC.

The undersigned subscriber to these Articles of Incorporation is a natural person competent to contract and hereby form a Corporation for profit under Chapter 607 of the Florida Statues.

ARTICLE 1 – NAME

The name of the Corporation is ADVENTURE ENERGY INC., (hereinafter, "Corporation").

ARTICLE 2 – PURPOSE OF CORPORATION

The purpose for which the corporation is organized as:

A. To purchase, or in any way acquire for investment or for sale or otherwise, lands, contracts for the purchase or sale of lands, buildings, improvements, and any real property of any kind or any interest therein, and as the consideration for the same to pay cash or to issue the capital stock, debenture bonds, mortgage bonds, or other obligations of the corporation, and to sell, convey, lease, mortgage, deed of trust, turn to account, otherwise deal with all or any part of the property of the corporation to make and obtain loans upon real estate, improve or unimproved, and upon personal property, giving or taking evidences of indebtedness and securing the payment thereof by mortgage, trust deed, pledge or otherwise, and to enter into contracts to buy or sell any property, real or personal, to buy and sell mortgages, trust deeds, contracts, and evidences, of indebtedness, paying for the same in cash, stock or bonds, of this corporation and to draw, make, accept endorse, discount, execute, and issue promissory notes, bills of exchange, warrants, instruments, or obligations of the corporation, from time to time, for any of the objects or purposes of the corporation without restriction or limit as to amount.

B. To engage in any lawful business; to do all and everything necessary, suitable, or proper for the accomplishment of any of the purposes, attainment of any of the objectives, or the exercise of any of the powers herein set forth, either alone of in conjunction with other corporation, firms or individuals, and either as principals or agents, and to do every other act or acts, thing or things incidental or pertinent to or growing out of or connected with the above mentioned objectives, purpose, or powers.

C. In general to have and to exercise any and all powers that corporations have and may have under the laws of the State of Florida, and as the same may be amended, for any lawful purpose.

ARTICLE 3 – PRINCIPAL OFFICE

The address of the principal office of this Corporation is 33 6th Street South, Suite 600, Saint Petersburg, Florida 33701 and the mailing address is the same.

ARTICLE 4 – INCORPORATOR

The name and street address of the incorporator of this Corporation is:

> Elsie Sanchez
> 1840 Southwest 22nd Street, 4th Floor
> Miami, Florida 33145

ARTICLE 5 – CORPORATE CAPITALIZATION

5.1 The Corporation is authorized to issue two classes of stock. One class of stock shall be common stock, par value $0.001, of which the Corporation shall have the authority to issue 200,000,000 shares. The second class of stock shall be preferred stock, par value $0.001, of which the Corporation shall have the authority to issue 5,000,000 shares. The Board of Director(s) of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hererafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Director(s) may deem advisable, subject to such restrictions or limitation, if any, as may be set forth in the bylaws of the Corporation.

Of the 5,000,000 shares of preferred stock authorized, 3,000,000 shall be designated as Series A Preferred Stock and 300,000 shall be designated as Series B Preferred Stock which series shall have the designations, powers, preferences and relative and other special rights and the following qualifications, limitations and restrictions set forth below:

Series A Preferred Stock:

1) <u>Designations and Amounts</u>. The Board of Directors of the Company, pursuant to authority granted in the Articles of Incorporation, hereby creates a series of preferred stock designated as Series A Preferred Stock (the "Series A Preferred Stock") with a stated value of $0.001 per share. The number of authorized shares constituting the Series A Preferred Stock shall be Three Million (3,000,000) shares.

2) <u>Dividends</u>. The holders of Series A Preferred Stock shall not be entitled to receive dividends, payable via cash or stock. Further, no dividends may be paid on common stock or any other Series of Preferred stock while Series A Preferred Shares are outstanding.

3) <u>Voting</u>. Except as otherwise required by law or expressly provided herein, the holders of shares of Series A Preferred Stock shall be entitled to vote on all matters submitted to a vote of the stockholders of the Company and shall have such number of votes equal to the number of shares of Series A Preferred Stock held by such holders' on a one vote per one share basis pursuant to the provisions hereof at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken. Except as otherwise required by law or expressly provided herein, the holders of shares of Series A Preferred Stock and common stock shall vote together as a single class, and not as separate classes.

4) <u>Conversion</u>.

a) <u>Conversion Rate</u>. Upon the filing of an amendment to the Company's Articles of Incorporation, which, once effective, makes available a sufficient number of authorized but unissued and unreserved shares of common stock to permit all then outstanding shares of Series A Preferred Stock to be so converted upon default, then, the holder of any shares of the Series A Preferred Stock shall convert upon default of the Company any such shares into fully paid and non-assessable shares of common stock at the rate of 7.8 shares of common stock for each share of Series A Preferred Stock ("Conversion Rate") subject to adjustment in accordance with Section 4(e). The holder of any Series A Preferred Stock shall be entitled to convert only if the Company has failed to satisfy all financial obligations by the designated time inclusive of the cure period.

b) <u>Method of Conversion.</u> Before any holder of Series A Preferred Stock shall be entitled to convert the same into shares of common stock, such holder shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Company or of any transfer agent for the Series A Preferred Stock, and shall give written notice 15 business days prior to date of conversion to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of common stock are to be issued. The Company shall, within five business days, issue and deliver at such office to such holder of Series A Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of common stock to which such holder shall be entitled as aforesaid. Conversion shall be deemed to have been effected on the date when delivery of notice of an election to convert and certificates for shares is made, and such date is referred to herein as the "Conversion Date."

c) <u>Partial Conversion</u>. In the event of the conversion of some but not all of the shares of Series A Preferred Stock represented by a certificate or certificates surrendered, the Company shall execute and deliver to or on the order of the holder, at the expense of the Company, a new certificate representing the number of shares of Series A Preferred Stock which were not converted.

d) <u>Status of Converted Stock</u>. In the event any shares of Series A Preferred Stock shall be converted or otherwise acquired by the Company, the shares so converted shall be canceled and shall resume the status of authorized shares of preferred stock without differentiation as to series. All such shares may be reissued as part of a new series of preferred stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation or in any certificate of designation creating a series of preferred stock or any similar stock or as otherwise required by law.

e) <u>Transfer Taxes</u>. The Company shall pay all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of common stock upon conversion of any shares of Series A Preferred Stock, provided that the Company shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the shares of Series A Preferred Stock in respect of which such shares are being issued.

f) <u>Adjustments to Conversion Rate</u>.

i) <u>Subdivisions, Combinations, or Consolidations of Common Stock</u>. In the event the outstanding shares of common stock shall be subdivided, combined or consolidated, by stock split, stock dividend, combination or like event, into a greater or lesser number of shares of common stock after the effective date of this Certificate of Designation, the Series A Conversion Rate in effect immediately prior to such subdivision, combination, consolidation or stock dividend shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately adjusted as more fully set forth in Section 4(f)(ii).

ii) <u>Adjustment for Common Stock Dividends and Distributions</u>. If the Company at any time subdivides, combines or consolidates the outstanding shares of common stock as contemplated by Section 4(f)(i), in each such event the Series A Conversion Rate that is then in effect shall be adjusted as of the time of such event by multiplying the Series A Conversion Rate then in effect by a fraction (x) the numerator of which is the total number of shares of common stock issued and outstanding immediately after the time of such subdivision, combination or consolidation, and (y) the denominator of which is the total number of shares of common stock issued and outstanding immediately prior to such subdivision, combination or consolidation.

iii) <u>Reclassifications and Reorganizations.</u> In the case, at any time after the date hereof, of any capital reorganization, merger or any reclassification of the stock of the Company (other than solely as a result of a stock dividend or subdivision, split-up or combination of shares), the Series A Conversion Rate then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted and the terms of the Series A Preferred Stock shall be deemed amended such that the shares of the Series A Preferred Stock shall, after such reorganization or reclassification, be convertible into the kind and number of shares of stock or other securities or property of the Company or otherwise to which such holder would have been entitled if immediately prior to such reorganization or reclassification, the holder's shares of the Series A Preferred Stock had been converted into common stock. The provisions of this Section 4(f)(iii) shall similarly apply to successive reorganizations or reclassifications.

iv) <u>Distributions Other Than Cash Dividends Out of Retained Earnings</u>. If the Company shall declare a cash dividend upon its common stock payable otherwise than out of retained earnings or shall distribute to holders of its common stock shares of its capital stock (other than shares of common stock and other than as otherwise would result in an adjustment pursuant to this Section 4(f)), stock or other securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights (excluding options to purchase and rights to subscribe for common stock or other securities of the Company convertible into or exchangeable for common stock), then, in each such case, provision shall be made so that the holders of Series A Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of common stock receivable thereupon, the amount of securities of the Company and other property which they would have received had their Series A Preferred Stock been converted into common stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities and other property receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 4(f) with respect to the rights of the holders of the Series A Preferred Stock.

g) <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Rate pursuant to Section 4(f), the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments; (ii) the Series A Conversion Rate at the time in effect; and (iii) the number of shares of common stock and the amount, if any, of other securities, cash or property which at the time would be received upon the conversion of the Series A Preferred Stock.

h) <u>Fractional Shares</u>. Fractional shares of Series A Preferred Stock may be issued and all conversion, voting and other rights shall be applied to such fractional shares on a proportional basis; provided, however, that in lieu of any fractional shares of common stock to which the holder of Series A Preferred Stock would be entitled upon conversion or otherwise pursuant hereto, the Company shall issue to such holder, one whole share of common stock. The number of whole shares to be issuable to each holder upon such conversion shall be determined on the basis of the number of shares of common stock issuable upon conversion of the total number of shares of Series A Preferred Stock of such holder at the time converting into common stock.

5)<u>Liquidation.</u>

a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to stockholders shall be distributed among the holders of the shares of Series A Preferred Stock and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock pursuant to the terms hereof immediately prior to such dissolution, liquidation or winding up of the Company.

b) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company which will involve the distribution of assets other than cash, the Company shall promptly engage an independent appraiser to determine the fair market value of the assets to be distributed to the holders of shares of its capital stock. The Company shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Series A Preferred Stock of the appraiser's valuation. Any equity securities of other entities to be distributed shall be valued as follows: (i) if the common stock is listed on a national securities exchange or NASDAQ, the last sale price of the common stock in the principal trading market for the common stock on such date or, if there are no sales common stock on that date, then on the next preceding date on which there were any sales of common shares, as reported by the exchange or NASDAQ, as the case may be; or (ii) if the common stock is not listed on a national securities exchange or NASDAQ, but is traded in the over-the-counter market, the closing bid price for the common stock on such date, as quoted by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations or, if there are no sales common stock on that date, then on the next preceding date on which there were any sales of common shares, as quoted by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations, as the case may be; or (iii) if the fair market value of the common stock cannot be determined pursuant to clause (i) or (ii) above, such price as the Board of Directors of the Company shall reasonably determine, in good faith.

5) Registration Rights. None.

6) Redemption. The holders of the Series A Preferred Stock shall return all shares to the Company after obligations of the Loan Acquisition and Forbearance Agreement with SLMI Options, LLC (the "SLMI Obligations") are satisfied.

7) No Impairment. Except and to the extent as waived or consented to by the holder, or as otherwise provided herein, the Company shall not by any action, including, without limitation, amending its Articles of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Series A Preferred Stock, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of holders as set forth in this Certificate of Designations against impairment.

8) Loss, Theft, Destruction of Series A Preferred Stock Certificates. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of shares of Series A Preferred Stock and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of the Series A Preferred Stock, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated

shares of Series A Preferred Stock, new shares of Series A Preferred Stock of like tenor. The Series A Preferred Stock shall be held and owned upon the express condition that the provisions of this Section are exclusive with respect to the replacement of mutilated, destroyed, lost or stolen shares of Series A Preferred Stock and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

9) <u>Notices</u>. The holders of the Series A Preferred Stock shall be entitled to receive all communications sent by the Company to the holders of the common stock. Any notice required by the provisions of this Section 10 to be given to the holder of shares of the Series A Preferred Stock shall be deemed given when personally delivered to such holder or five business days after the same has been deposited in the United States mail, certified or registered mail, return receipt requested, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Company.

10) <u>Severability</u>. If any right, preference or limitation of the Series A Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule, law or public policy, all other rights, preferences and limitations set forth herein that can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

11) <u>Board</u>. The holders of the Series A Preferred Stock shall be entitled to appoint one non-voting, ex-officio director to the Board of Directors of the Company. In addition, this appointee shall have the right to serve on all committees of the Board of Directors. In the event of default, the holders of the Series A Preferred Stock shall be entitled to appoint two additional directors to the Company's Board of Directors. Upon default, each of the three (3) appointees by the holders of the Series A Preferred Stock shall have the same voting rights as any other director serving on the Company's Board of Directors.

12) <u>Seniority</u>. The Series A Preferred Stock shall be senior to any additional Series of Preferred Stock issued by the Company.

<u>Series B Preferred Stock:</u>

1) <u>Designations and Amounts</u>. The Board of Directors of the Company, pursuant to authority granted in the Articles of Incorporation, hereby creates a series of preferred stock designated as Series B Preferred Stock (the "Series B Preferred Stock") with a stated value of $0.001 per share. The number of authorized shares constituting the Series B Preferred Stock shall be Three Hundred Thousand (300,000) shares.

2) <u>Dividends</u>. The holders of Series B Preferred Stock shall not be entitled to receive dividends, payable via cash or stock.

3) <u>Voting</u>. Except as otherwise required by law or expressly provided herein, the holders of shares of Series B Preferred Stock shall not be entitled to vote on any matters submitted to a vote of the stockholders of the Company.

4) <u>Conversion</u>.

a) <u>Conversion Rate</u>. Upon the filing of an amendment to the Company's Articles of Incorporation, which, once effective, makes available a sufficient number of authorized but unissued and unreserved shares of common stock to permit all then outstanding shares of Series B Preferred Stock to be so converted, then, the holder of any shares of the Series B Preferred Stock shall convert any such shares into fully paid and non-assessable shares of common stock at the rate of 10.0 shares of common stock for each share of Series B Preferred Stock ("Conversion Rate") subject to adjustment in accordance with Section 4(e).

b) <u>Method of Conversion.</u> Before any holder of Series B Preferred Stock shall be entitled to convert the same into shares of common stock, such holder shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Company or of any transfer agent for the Series B Preferred Stock, and shall give written notice 5 business days prior to date of conversion to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of common stock are to be issued. The Company shall, within five business days, issue and deliver at such office to such holder of Series B Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of common stock to which such holder shall be entitled as aforesaid. Conversion shall be deemed to have been effected on the date when delivery of notice of an election to convert and certificates for shares is made, and such date is referred to herein as the "Conversion Date."

c) <u>Partial Conversion</u>. In the event of the conversion of some but not all of the shares of Series B Preferred Stock represented by a certificate or certificates surrendered, the Company shall execute and deliver to or on the order of the holder, at the expense of the Company, a new certificate representing the number of shares of Series B Preferred Stock which were not converted.

d) <u>Status of Converted Stock</u>. In the event any shares of Series B Preferred Stock shall be converted or otherwise acquired by the Company, the shares so converted shall be canceled and shall resume the status of authorized shares of preferred stock without differentiation as to series. All such shares may be reissued as part of a new series of preferred stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation or in any certificate of designation creating a series of preferred stock or any similar stock or as otherwise required by law.

e) <u>Transfer Taxes</u>. The Company shall pay all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of common stock upon conversion of any shares of Series B Preferred Stock, provided that the Company shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the shares of Series B Preferred Stock in respect of which such shares are being issued.

f) <u>Adjustments to Conversion Rate</u>.

i) <u>Subdivisions, Combinations, or Consolidations of Common Stock</u>. In the event the outstanding shares of common stock shall be subdivided, combined or consolidated, by stock split, stock dividend, combination or like event, into a greater or lesser number of shares of common stock after the effective date of this Certificate of Designation, the Series B Conversion Rate in effect immediately prior to such subdivision, combination, consolidation or stock dividend shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately adjusted as more fully set forth in Section 4(f)(ii).

ii) <u>Adjustment for Common Stock Dividends and Distributions</u>. If the Company at any time subdivides, combines or consolidates the outstanding shares of common stock as contemplated by Section 4(f)(i), in each such event the Series B Conversion Rate that is then in effect shall be adjusted as of the time of such event by multiplying the Series B Conversion Rate then in effect by a fraction (x) the numerator of which is the total number of shares of common stock issued and outstanding immediately after the time of such subdivision, combination or consolidation, and (y) the denominator of which is the total number of shares of common stock issued and outstanding immediately prior to such subdivision, combination or consolidation.

iii) <u>Reclassifications and Reorganizations.</u> In the case, at any time after the date hereof, of any capital reorganization, merger or any reclassification of the stock of the Company (other than solely as a result of a stock dividend or subdivision, split-up or combination of shares), the Series B Conversion Rate then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted and the terms of the Series B Preferred Stock shall be deemed amended such that the shares of the Series B Preferred Stock shall, after such reorganization or reclassification, be convertible into the kind and number of shares of stock or other securities or property of the Company or otherwise to which such holder would have been entitled if immediately prior to such reorganization or reclassification, the holder's shares of the Series B Preferred Stock had been converted into common stock. The provisions of this Section 4(f)(iii) shall similarly apply to successive reorganizations or reclassifications.

g) <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Series B Conversion Rate pursuant to Section 4(f), the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments; (ii) the

Series B Conversion Rate at the time in effect; and (iii) the number of shares of common stock and the amount, if any, of other securities, cash or property which at the time would be received upon the conversion of the Series B Preferred Stock.

h) Fractional Shares. Fractional shares of Series B Preferred Stock may be issued and all conversion rights shall be applied to such fractional shares on a proportional basis; provided, however, that in lieu of any fractional shares of common stock to which the holder of Series B Preferred Stock would be entitled upon conversion or otherwise pursuant hereto, the Company shall issue to such holder, one whole share of common stock. The number of whole shares to be issuable to each holder upon such conversion shall be determined on the basis of the number of shares of common stock issuable upon conversion of the total number of shares of Series B Preferred Stock of such holder at the time converting into common stock.

5) Liquidation.

a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to stockholders shall be distributed among the holders of the shares of Series A Preferred Stock, Series B Preferred Stock, and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock pursuant to the terms hereof immediately prior to such dissolution, liquidation or winding up of the Company.

b) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company which will involve the distribution of assets other than cash, the Company shall promptly engage an independent appraiser to determine the fair market value of the assets to be distributed to the holders of shares of its capital stock. The Company shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Series B Preferred Stock of the appraiser's valuation. Any equity securities of other entities to be distributed shall be valued as follows: (i) if the common stock is listed on a national securities exchange or NASDAQ, the last sale price of the common stock in the principal trading market for the common stock on such date or, if there are no sales common stock on that date, then on the next preceding date on which there were any sales of common shares, as reported by the exchange or NASDAQ, as the case may be; or (ii) if the common stock is not listed on a national securities exchange or NASDAQ, but is traded in the over-the-counter market, the closing bid price for the common stock on such date, as quoted by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations or, if there are no sales common stock on that date, then on the next preceding date on which there were any sales of common shares, as quoted by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations, as the case may be; or (iii) if the fair market value of the common stock cannot be determined pursuant to clause (i) or (ii) above, such price as the Board of Directors of the Company shall reasonably determine, in good faith.

5) Registration Rights. None.

6) Redemption. None

7) <u>No Impairment</u>. Except and to the extent as waived or consented to by the holder, or as otherwise provided herein, the Company shall not by any action, including, without limitation, amending its Articles of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Series B Preferred Stock, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of holders as set forth in this Certificate of Designations against impairment.

8) <u>Loss, Theft, Destruction of Series A Preferred Stock Certificates</u>. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of shares of Series B Preferred Stock and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of the Series B Preferred Stock, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated shares of Series B Preferred Stock, new shares of Series B Preferred Stock of like tenor. The Series B Preferred Stock shall be held and owned upon the express condition that the provisions of this Section are exclusive with respect to the replacement of mutilated, destroyed, lost or stolen shares of Series B Preferred Stock and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

9) <u>Notices</u>. The holders of the Series B Preferred Stock shall be entitled to receive all communications sent by the Company to the holders of the common stock. Any notice required by the provisions of this Section 10 to be given to the holder of shares of the Series B Preferred Stock shall be deemed given when personally delivered to such holder or five business days after the same has been deposited in the United States mail, certified or registered mail, return receipt requested, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Company.

10) <u>Severability</u>. If any right, preference or limitation of the Series B Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule, law or public policy, all other rights, preferences and limitations set forth herein that can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

11) <u>Consideration.</u> The consideration due Adventure prior to conversion shall be one dollar ($1.00) per Series B share payable with a non-recourse non-negotiable promissory note due on the 5 year anniversary of this Agreement and secured by the preferred shares themselves. The conversion rights shall expire on the same 5 year anniversary, and no conversions may be exercised prior to paying the promissory note.

12) Seniority. The Series B Preferred Stock shall be senior to any additional newly issued Series of Preferred Stock except that of Series A which shall be senior to all Preferred Series

5.2 The Board of Director(s) of the Corporation may, by Restated Articles of Incorporation, classify or reclassify any unissued stock from time to time by setting or changing the preferences, conversions or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or term or conditions of redemption of the stock.

ARTICLE 6 – SHAREHOLDERS' RESTRICTIVE AGREEMENT

All of the shares of stock of this Corporation may be subject to a Shareholders' Restrictive Agreement of containing numerous restrictions on the rights of shareholders of the Corporation and transferability of the shares of stock of the Corporation. A copy of the Shareholders' Restrictive Agreement, if any, is on file at the principal office of the Corporation.

ARTICLE 7 – POWERS OF CORPORATION

The Corporation shall have the same powers as an individual to do all things necessary or convenient to carry out its business and affairs, subject to any limitations or restrictions imposed by applicable law or these Articles of Incorporation.

ARTICLE 8 – TERM OF EXISTENCE

This Corporation shall have perpetual existence.

ARTICLE 9 – REGISTERED OWNER(s)

The Corporation, to the extent permitted by law, shall be entitled to treat the person in whose name any share or right is registered on the books of the Corporation as the owner thereto, for all purposes, and except as may be agreed in writing by the Corporation, the Corporation shall not be bound to recognize any equitable or other claim to, or interest in, such share or right on the part of any other person, whether or not the Corporation shall have notice thereof.

ARTICLE 10 – REGISTERED OFFICE AND REGISTERED AGENT

The initial address of registered office of this Corporation is Spiegel & Utrera, P.A., located at 1840 Southwest 22nd Street, 4th floor, Miami, Florida 33145. The name and address of the registered agent of this Corporation is Wayne Anderson, 33 6th Street South, Suite 600, St. Petersburg, FL 33701.

ARTICLE 11 – BYLAWS

The Board of Director(s) of the Corporation shall have power, without the assent or vote of the shareholders, to make, alter, amend or repeal the Bylaws of the Corporation, but the affirmative vote of a number of Directors equal to a majority of the number who would constitute a full Board of Director(s) at the time of such action shall be necessary to take any action for the making, alteration, amendment or repeal of the Bylaws.

ARTICLE 12 – AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, or in any amendment hereto, or to add any provision to these Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of any applicable statue of the State of Florida, and all rights conferred upon shareholders in these Articles of Incorporation or any amendment hereto are granted subject to this reservation.

ARTICLE 13 – INDEMNIFICATION

The Corporation shall indemnify a director or officer of the Corporation who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or office was a party because the director or officer is or was a director or officer of the Corporation against reasonable attorney fees and expenses incurred by the director or officer in connection with the proceeding. The Corporation may indemnify an individual made a party to a proceeding because the individual is or was a director, officer, employee or agent of the Corporation against liability if authorized in the specific case after determination, in the manner required by the board of directors, that indemnification of the director, officer, employee or agent, as the case may be, is permissible in the circumstances because the director, officer, employee or agent has met the standard of conduct set forth by the board of directors. The indemnification and advancement of attorney fees and expenses for directors, officers, employees and agents of the Corporation shall apply when such persons are serving at the Corporation's request while a director, officer, employee or agent of the Corporation, as the case may be, as a director, officer, partner, trustee, employee or agent of another foreign or domestic Corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, whether or not for profit, as well as in their official capacity with the Corporation. The Corporation also may pay for or reimburse the reasonable attorney fees and expenses incurred by a director, officer, employee or agent of the Corporation who is a party to a proceeding in advance of final disposition of the proceeding. The Corporation also may purchase and maintain insurance on behalf of an individual arising from the individual's status as a director, officer, employee or agent of the Corporation, whether or not the Corporation would have power to indemnify the individual against the same liability under the law. All references in these Articles of Incorporation are deemed to include any amendment or successor thereto. Nothing contained in these Articles of

Incorporation shall limit or preclude the exercise of any right relating to indemnification or advance of attorney fees and expenses to any person who is or was a director, officer, employee or agent of the Corporation or the ability of the Corporation otherwise to indemnify or advance expenses to any such person by contract or in any other manner. If any word, clause or sentence of the foregoing provisions regarding indemnification or advancement of the attorney fees or expenses shall be held invalid as contrary to law or public policy, it shall be severable and the provisions remaining shall not be otherwise affected. All references in these Articles of Incorporation to "director", "officer", "employee", and "agent" shall include the heirs, estates, executors, administrators and personal representatives of such persons.

The date of each amendment(s) adoption: <u>September 4, 2009</u>

(date of adoption is required)

Effective date <u>if applicable</u>: <u>September 4, 2009</u>

(no more than 90 days after amendment file date)

Adoption of Amendment(s)   **(<u>CHECK ONE</u>)**

☑ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."

(voting group)

☐ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated <u>October 6, 2009</u>

Signature

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

<u>Wayne Anderson</u>

(Typed or printed name of person signing)

<u>President</u>

(Title of person signing)